FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 January 2012

HSBC AGREES SALE OF ITS BUSINESSES IN COSTA RICA,
EL SALVADOR AND HONDURAS

***HSBC to sell the businesses for a consideration of US$801m***
***Branches continue to offer full customer services during transition***

HSBC Bank (Panama) S.A., an indirect, wholly owned subsidiary of HSBC Holdings plc ("HSBC"), has entered into an agreement to sell the whole of its banking operations in Costa Rica, El Salvador and Honduras to Banco Davivienda S.A. ("Davivienda"), a Colombian-listed banking group, for a total consideration of US$801m in cash. The transaction is subject to regulatory and other approvals and is expected to complete in the fourth quarter of 2012.

The sale represents further progress in HSBC's execution of the strategy set out in May 2011. Commenting on the transaction, Antonio Losada, CEO-designate of HSBC Latin America, said: "We are pleased to have reached this agreement. The transaction demonstrates our commitment to driving growth and improving returns in Latin America by divesting of businesses that do not meet our investment criteria. I would like to thank the management teams and employees for their dedication and wish them every success for the future."

HSBC is pleased to be working with Davivienda, Colombia's third-largest bank, on this transaction, given its strong commitment to building a presence in Central America and to maintaining relationships with HSBC's staff and customers.

As at 30 September 2011, the businesses consisted of 136 branches across the three countries and held approximately US$4.3bn of assets and US$2.5bn in loans.

Media enquiries to:
Enrique de la Madrid	+5255 5721 3723	enrique.delamadrid@hsbc.com.mx
Paul Harris	+44 20 7992 2045	paul1.harris@hsbc.com

Investor Relations enquiries to:

London
Alastair Brown	+44 (0)20 7992 1938	alastair.brown@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

'HSBC' means HSBC Holdings plc or one of the Latin American companies in the HSBC Group, as the context may require.

1.     HSBC Costa Rica
HSBC Costa Rica serves retail, commercial and corporate banking clients from 29 branches. It had total assets of US$1.4bn at 30 September 2011.

2.     HSBC El Salvador
HSBC El Salvador serves retail, commercial, corporate and insurance clients from 57 branches. It had total assets of US$1.9bn at 30 September 2011.

3.     HSBC Honduras
HSBC Honduras serves retail, commercial, corporate banking and insurance clients from 50 branches. It had total assets of US$1.0bn at 30 September 2011.

4.     The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 24 January 2012